FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE   VICTORIA   3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Attention ASX Company Announcements Platform
Lodgement of Open Briefing

National Australia Bank Limited

500 Bourke Street

Melbourne, Victoria 3000

Date of lodgement:	13-Aug-2004

Title:	Open Briefing. NAB. Chairman and CEO on New Appointments

Record of interview:

corporatefile.com.au

National recently announced the appointment of a new Chief Executive Officer (CEO) Australia, Ahmed Fahour, a new Chief Financial Officer (CFO), Michael Ullmer, and an Executive General Manager (EGM) of Customer Solutions, Cameron Clyne. How will these new appointments add value?

CEO John Stewart

Ahmed, Michael and Cameron bring to National external experience and expertise in the banking and finance industry and project management and they will help us rejuvenate our management team.

Ahmed, who will join us as the new CEO Australia on October 4, will run our Australian business as one regional operation. His job will be to guide our Australian franchise’s transition into a more cohesive, more customer-focused operation.  He was formerly the Chairman and CEO of Citigroup Australia and New Zealand, which included corporate and investment banking, consumer banking and investment management, and the operations of Smith Barney.

Michael Ullmer will join us as our new CFO and board member on September 1. He has extensive industry experience in banking and his previous roles and responsibilities specifically covered the areas of finance, risk management, and institutional, business and retail banking. He was formerly a CFO with the Commonwealth Bank of Australia (CBA) and will be a great asset to our executive team and our board.

Cameron Clyne’s expertise is in the area of project management, particularly the processes associated with projects.  In the past, we’ve invested too much in this area over long periods of time, and I needed someone with strong expertise who could control our projects better than we had before.  Cameron will be responsible for reviewing all our major projects across our divisions. Specifically, he will be overseeing the investment spend, the project approval methodology, project coordination and execution and will ensure set targets are delivered.  He gained extensive consulting experience as a former partner with IBM Consulting Services and PricewaterhouseCoopers covering the financial services industry, including the development of programmes for organisational transformation and cultural change.

corporatefile.com.au

Will National’s internal structure change with these new appointments and why have you decided to implement a regional business model?

CEO John Stewart

Yes, we’re going to run Australia as one regional operation rather than continue to run our franchise as a retail bank, a corporate bank and a wealth management business separately.

We’ve spoken to our customers and employees and we’re responding to their feedback and concerns. In particular, our Australian business is perceived to consist of “silos”, which are our individual businesses: MLC, Financial Services Australia (FSA) and Corporate and Institutional Banking (CIB).

What we want is for the customer to have a single view of the National, regardless of which of our franchises the product has come from. If you look at our Australian business, we have a great banking franchise and a great wealth management franchise, but we have made little progress on cross-selling between the two.

We believe that in order to grow our business around our customers’ needs, we must run our business in Australia as if it were one. With the integration into one regional operation, we aim to strengthen our position in Australia by enhancing cross-selling opportunities, breaking down the “silos”, capitalising on existing synergies and reducing any overlaps.  We have been talking about doing this for a while, and it’s now time to make the changes and get on with it.

corporatefile.com.au

When will you bring in the new heads of risk management and wholesale banking?  What other roles are you looking to fill and when?

CEO John Stewart

We’ve clearly secured some good people and I know I’ve still got more positions to fill. Filling these positions is work in progress. It’s difficult to indicate to the market a time frame, because we’ve got to find the right people and when we do, we need to secure a commitment from them, which takes time. We hope to update the market in the not too distant future.

corporatefile.com.au

John is on the record as saying he is here for “the war, not the peace”. What do this week’s appointments mean for succession planning?

Chairman Graham Kraehe

The appointments achieve two things. Firstly, we were committed as a board to get the best quality candidates possible and we were prepared to contemplate director positions for suitable candidates. Secondly, one of John’s key objectives, is to provide the board with a number of succession alternatives, including Michael and Ahmed.

corporatefile.com.au

The composition and strength of the National board has been criticised in the past. What were your priorities in seeking additional board members and how do you envisage the culture and expertise of the board changing as a result of these appointments?

Chairman Graham Kraehe

I made a commitment to our shareholders that I’d accelerate our process of board rejuvenation. Our primary objective with respect to the board restructure was to increase the financial services and risk management expertise within the board. Our secondary objective was to ensure we had geographic diversity, particularly a greater Sydney representation. I believe we’ve achieved both objectives through our new appointments. These new appointments provide a balanced set of skills and will provide stability going forward.

corporatefile.com.au

How do you see the board interacting with the market going forward?

Chairman Graham Kraehe

We’ve made the announcement about the appointees, many of whom are well known to the market. With respect to key issues pertaining to the board and corporate governance, the primary interface between the board and the market will be the Chairman and I’ve made a strong commitment to maintain regular communication with the market.

corporatefile.com.au

When are you planning to have the next AGM?

Chairman Graham Kraehe

Our next AGM will be held on 31 January 2005. This has been agreed with the Australian Securities and Investments Commission (ASIC).

The key reason for moving the timing of our next AGM is that we needed more time to meet the US, UK and Australian regulatory disclosure requirements and to prepare all the necessary documentation for our shareholders before the AGM. We’d also like to give our shareholders more time to review and prepare for the AGM after the holiday season.

Given we have a September year end, the scheduling in the past of the AGM to take place a few days before Christmas typically gave us and our shareholders a very tight timeframe. Our shareholders, through the Australian Shareholders’ Association, gave us strong feedback confirming this and requested that we move the next AGM to a later date.

corporatefile.com.au

Are you expecting the full attendance of the board?

Chairman Graham Kraehe

We’ll certainly have the whole board there and shareholders will be asked to approve the new appointments.

corporatefile.com.au

You now have the board settled and some executive appointments made, but there are still a number of issues outstanding.  What are your priorities now and when will you provide the market with more information on these issues?

CEO John Stewart

Yes, we have a lot of outstanding issues.  We still have some key executives to recruit, and we’re targeting improvements in our structure and performance in Australia.  We are also working on ways of improving our structure and performance in Europe.

Once this work is completed we will communicate with the market.  In November, we will release our year-end financial results.  By that time, we’ll have made significant progress on a number of these issues.

corporatefile.com.au

Thank you Graham and John.

To read previous National Australia Bank Limited Open Briefings, or to receive future Open Briefings by email, please visit www.corporatefile.com.au.

For more information on National Australia Bank Limited visit www.nabgroup.com or call Callum Davidson on (03) 8641 4964.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan E Crook

Date:	16 August 2004	Title: Associate Company Secretary